

UNITED STATES
~~'URITIES AND EXCHANGE COMMISSION~~ SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

16001813

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response.......12.00	

SEC FILE NUMBER
~~8-67146~~

8-00075

JG

REPORT FOR THE PERIOD BEGINNING ___01/01/15___ AND ENDING ___12/31/15___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Shelby Cullom Davis & Co., L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 Fifth Avenue, Suite 200

OFFICIAL USE ONLY
FIRM ID. NO.

(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Rosanoff   (212) 891-5560

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP

(Name — if individual, state last, first, middle name)

80 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2016
REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY 11

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (06-02)

SEC 1410 (06-02)

2A

OATH OR AFFIRMATION

I, <u>Warren Rosanoff</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shelby Cullom Davis & Co., L.P., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                                                    _____
                                                                    Signature

                                                    _____
                                                             Chief Financial Officer
_____   Title
          Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A Copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Report of Independent Registered Public Accounting Firm on Exemption Report
☐ (p) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2B

 

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Partners of
Shelby Cullom Davis & Co., L.P.

We have audited the accompanying statement of financial condition – liquidation basis of Shelby Cullom Davis & Co., L.P. as of December 31, 2015. This financial statement is the responsibility of Shelby Cullom Davis & Co., L.P.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2 to the financial statements, On December 15, 2015, the Partners of Shelby Cullom Davis & Co., L.P. approved a final plan of liquidation. As a result, the Partnership changed its basis of accounting for periods beginning December 15, 2015, from the going concern basis to the liquidation basis. Our opinion is not modified with respect to this matter.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shelby Cullom Davis & Co., L.P. as of December 31, 2015 in conformity with accounting principles generally accepted in the United States.

February 19, 2016

WeiserMazars LLP
60 Crossways Park Drive West, Suite 301 – Woodbury, New York – 11797
Tel: 516.488.1200 – Fax: 516.488.1238 – www.weisermazars.com

WeiserMazars LLP is an independent member firm of Mazars Group.



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

Shelby Cullom Davis & Co., L.P.
Statement of Financial Condition - Liquidation Basis
December 31, 2015

Assets

Cash	$	986,223
Receivable from broker and dealer		5,307,538
Securities owned		
Marketable securities, at fair value		119,384,457
Investment partnerships, at fair value		18,916,610
Dividends and interest receivable		8,696
Other assets		30,674
Total assets	$	**144,634,198**

Liabilities and Partners' Capital

Liabilities

Accrued expenses and other liabilities	$	3,402,131
Partners' capital		141,232,067
Total liabilities and partners' capital	$	**144,634,198**

The accompanying notes are an integral part of this financial statement.

1. **Organization**

   Shelby Cullom Davis & Co., L.P. (the "Partnership") is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, trading primarily in equity securities. Proprietary and customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

   The Partnership Agreement was last amended on May 14, 2013. Under the terms of the Partnership Agreement, the Partnership shall continue until December 31, 2035, unless terminated at an earlier date.

2. **Plan of Liquidation**

   Upon the passing of Kathryn W. Davis, General Partner in April of 2013, the Partnership began the process of winding down its operations. Accordingly, the Partnership distributed capital of approximately $3.624 billion to the partners during the year ended December 31, 2014. On December 15, 2015, the Partners of Shelby Cullom Davis & Co., L.P. approved a final plan of liquidation. As a result, the Partnership changed its basis of accounting for periods beginning December 15, 2015, from the going concern basis to the liquidation basis. As of December 31, 2015, the Estate has withdrawn as a Limited Partner and redeemed its partnership interest.

   The Partnership has revalued its assets and liabilities to the amounts expected to be collected and paid during the liquidation. The effect of the revaluation is included in the accompanying financial statement. It is not presently determinable whether the amounts realizable from the disposition of the remaining assets or the amounts that creditors will agree to accept in settlement of the obligations due them will differ materially from the amounts shown in the accompanying financial statements. Differences between the revalued amounts and actual cash transactions will be recognized in the year they can be estimated.

   The Partnership will continue the liquidation process upon complete settlement of the affairs of its former General Partner. During the process, the Partnership shall distribute no less than fifty percent of the remaining balances of the reserve established, including any investment earnings thereon, within thirty days of the settlement, and shall distribute the remaining balances of the reserves within one year thereafter.

   The timing of the wind down process is uncertain, but will likely be completed in 2016.

3. **Summary of Significant Accounting Policies**

   Liquidation Basis of Accounting
   The financial statement has been prepared using the liquidation basis of accounting. Accordingly, a reserve for employee severance pay of approximately $3.1 million has been accrued as employee compensation cost.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ materially from the estimates included in the financial statements.

Receivable from Broker and Dealer
Receivable from broker and dealer represents cash held in the Partnership's account at the clearing broker.

Securities Owned
Proprietary securities transactions are recorded on a trade date basis. Market value is based on quoted market prices. The investment partnerships are limited partnerships, which are valued at the net asset value reported by the limited partnerships.

Fair Value of Financial Instruments
Substantially all of the Partnership's assets and liabilities are carried at fair value or amounts that approximate fair value.

Revenue Recognition
Securities transactions, commission revenues, and the related clearing expenses are recorded on a trade-date basis.

Income Tax
As a partnership, the entity is not liable for federal or state income taxes. Partners are responsible to report separately their distributive share of Partnership income or loss to tax authorities. The Partnership is subject to the New York City Unincorporated Business Tax and did not incur an expense for the year ended December 31, 2015.

The Partnership has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Partnership. As of December 31, 2015, the Partnership determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flow, and will continue to evaluate for uncertain tax positions in the future. The Partnership is no longer subject to federal, state and local income tax examinations by tax authorities for years before December 31, 2012.

4. **Fair Value of Investments – Liquidation Basis**

The Partnership's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories explained below:

Level 1:
Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access at measurement date. Valuation adjustments are not applied to Level 1 securities. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment. In accordance with the accounting guidance for fair value measurements, the Partnership does not adjust the quoted price for these investments.

Level 2:
Pricing inputs are other than quoted prices in active markets which include the closing bid price for unlisted marketable securities which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date.

Level 3:
Pricing inputs are unobservable for an asset or liability, including investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation. The Partnership relies on net asset values (or its equivalents) ("NAV") of certain equity method investment interests where the Partnership has the ability to redeem at the measurement date or within the near term without redemption restrictions.

The following are the major categories of assets measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2015.

Description	Classification	Total	Level 1	Level 2	Level 3
Equity Securities					
(US Common Stocks)	Assets	$ 24,667,009	$ 24,667,009	$ -	$ -
Mutual Funds					
(US Equity Funds)	Assets	94,717,448	94,717,448	-	-
Investment Partnerships	Assets	18,916,610	-	-	18,916,610
Total		$ 138,301,067	$ 119,384,457	$ -	$ 18,916,610

The following table discloses a reconciliation of investments at measured fair value on a recurring basis using significant unobservable inputs (level 3):

	Investment Partnerships
Beginning balance, December 31, 2014	$17,684,335
Change in unrealized gains for the period included in earnings for assets held at the end of the period	1,232,275
Ending balance, December 31, 2015	$18,916,610

The Investment Partnerships include private capital investments, equities, mutual funds and real estate investments. A limited partner shall have the right to withdraw from the Investment Partnerships at the end of each fiscal quarter upon 60 days' prior written notice to the General Partner.

Quantitative Information About Level 3 Fair Value Measurements

	Fair Value At 12/31/15	Valuation Techniques	Unobserved Input
Investment Partnerships	$ 18,916,610	Underlying assets	Estimation of net asset value

Approximately $95 million is invested in equity funds sponsored and managed by a related party. Marketable equity securities are held at the clearing broker.

The Partnership may at times maintain security positions which involve substantial amounts and significant exposure to individual issuers and businesses. Such security positions are continuously monitored by management.

The Partnership has entered into an agreement with its clearing broker whereby the Partnership and its customers may lend their fully-paid securities to the clearing broker secured by a letter of credit. At December 31, 2015, the Partnership had no outstanding securities under this agreement.

5. **Margin Loan**

The Partnership has a margin loan agreement with its clearing broker whereby borrowings bear interest at the Targeted Federal Funds rate plus 50 basis points or 125 basis points depending on the outstanding loan balance. The margin loan was not utilized during the year ended December 31, 2015.

6. **Due to Affiliate**

The Partnership has an arrangement with an affiliate to share certain personnel and administrative costs. At December 31, 2015, amounts payable under this arrangement are approximately $29,000 and included in accrued expenses and other liabilities in the statement of financial condition – liquidation basis.

7. **Net Capital Requirements**

The Partnership is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital under the alternative method, which states that a broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the formula for determination of reserve requirements (Securities and Exchange Commission Rule 15c3-3). At December 31, 2015, the Partnership had net capital as defined of $104,377,114, which exceeded its minimum requirement of $250,000 by $104,127,114.

8. Commitments

The Partnership has a non-cancellable operating lease with an affiliate which expires October 31, 2016. This sublease agreement is subject to escalation based upon increases in operating expenses and real estate taxes. Future minimum rent payments are $161,110.

9. Financial Instruments with Off-Balance Sheet Credit Risk

The Partnership completes credit evaluations of all customers.

The Partnership, as an introducing broker, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. This activity may expose the Partnership to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

The Partnership utilizes the services of a clearing broker for the settlement of proprietary transactions. These transactions may expose the Partnership to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

Balances at its clearing broker are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC"). Net equity positions at the clearing broker in excess of SIPC limits are protected by additional coverage of $1 billion maintained by the clearing broker.

From time to time, the Partnership maintains cash at a bank in excess of FDIC insured limits, and is exposed to the credit risk resulting from this concentration.

10. Defined Contribution Plans

The Partnership sponsors a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all employees, and provides for participants to defer salary, up to statutory limitations. The Partnership makes discretionary matching contributions equal to 100% of eligible employees' pre-tax contributions up to 5% of total compensation not to exceed the statutory limitation.

The Partnership also sponsors a defined contribution profit sharing plan, which covers all employees who were employed on the last day of the plan year or who terminated employment during the plan year but worked at least 501 hours during the plan year. The Partnership, at its discretion, may make profit sharing contributions, which will be allocated among all eligible employees whether or not they make elective deferrals. The Partnership has elected to contribute 3% of compensation up to statutory limits.